

Mail Stop 7010

October 25, 2006

Mr. Frank W. Barker, Jr.
Chief Financial Officer
EarthFirst Technologies, Inc.
2515 E Hanna Ave.
Tampa, FL 33610

   RE: **Form 10-KSB for the fiscal year ended December 31, 2005**
     Forms 10-QSB for the quarters ended March 31, 2006 and June 30,
     2006
     File No. 0-23897

Dear Mr. Barker:

   We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

   If you have any further questions regarding our review of your filings, please
direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence,
Nudrat Salik, Staff Accountant, at (202) 551-3692.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief